UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 28, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 28, 2019, regarding Capital Markets Board application for debt instrument issuance.

Istanbul, February 28, 2019

Announcement Regarding Capital Markets Board Application for Debt Instrument Issuance

Our Company evaluates the use of various long term debt instruments in international markets in accordance with our active and efficient balance sheet management principles. An application has been made to Capital Markets Board on February 28, 2019 for the approval of issuance certificate to issue debt instruments with an amount up to US$ 750 million or its equivalent in another currency, through private placement and/or sales to qualified investors abroad, without public offering pursuant to the authority granted to our Board of Directors by article 25 of our Articles of Association and in accordance with Capital Markets Board’s legislation. The debt instrument will be issued in one or more tranches and in various types and terms with fixed and/or floating interest rates to be determined as per the market conditions at the date of the issuance.

The announcement with respect to issuance decision has been previously deferred.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 28, 2019	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 28, 2019	By:	/s/ Osman Yılmaz
Name: Osman Yilmaz Title: Chief Financial Officer